Exhibit 8.1

OPINION OF
KUNZMAN & BOLLINGER, INC.
AS TO
FEDERAL TAX MATTERS

Kunzman & Bollinger, Inc.
ATTORNEYS-AT-LAW
5100 N. BROOKLINE, SUITE 600
OKLAHOMA CITY, OKLAHOMA 73112

Telephone (405) 942-3501
Fax (405) 942-3527

February 10, 2010

Atlas Resources, LLC
1550 Coraopolis Heights Road, Suite 300
Moon Township, Pennsylvania 15108

RE:	Atlas Resources Public #19-2010 Program – Tax Opinion Letter

Gentlemen:

Disclosures.

•
This tax opinion letter was written to support the promotion or marketing of Units in the Partnerships to potential Participants, and we, as special counsel to the Partnerships, have helped the Managing General Partner organize and document the offering of Units in the Partnerships.

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This tax opinion letter is not confidential.  There are no limitations on the disclosure by the Managing General Partner or any potential Participant in a Partnership to any other Person of the tax treatment or tax structure of the Partnerships.

•
Participants in a Partnership have no contractual protection against the possibility that a portion or all of their intended tax benefits from an investment in the Partnership ultimately are not sustained if challenged by the IRS.  (See “Risk Factors – Federal Income Tax Risks – Your Tax Benefits from an Investment in a Partnership Are Not Contractually Protected,” in the Prospectus.)

•
Each potential Participant is urged to seek advice based on his particular circumstances from an independent tax advisor with respect to the federal tax consequences to him of an investment in a Partnership.

Introduction.  The Atlas Resources Public #19-2010 Program is composed of up to the following three limited partnerships: Atlas Resources Public #19-2010(A) L.P., Atlas Resources Public #19-2010(B) L.P. and Atlas Resources Public #19-2011(C) L.P. (each a “Partnership” or collectively the “Partnerships”), all of which have been formed under the Delaware Revised Uniform Limited Partnership Act.  Atlas Resources, LLC, the Managing General Partner of each Partnership, has requested our opinions on the material and any significant federal income tax issues pertaining to the purchase, ownership and disposition of Units by potential “typical Participants” in a Partnership, as that term is defined below in “– We Have Relied On Representations of the Managing General Partner for Purposes of Our Opinions.”  Capitalized terms used and not otherwise defined in this tax opinion letter have the respective meanings assigned to them in the form of Amended and Restated Certificate and Agreement of Limited Partnership for each Partnership (the “Partnership Agreement”), which is included as Exhibit (A) to the Prospectus.

Our Opinions Are Based In Part on Documents We Have Reviewed and Existing Tax Laws.  Our opinions in this tax opinion letter are based in part on our review of:

Kunzman & Bollinger, Inc.

Atlas Resources, LLC
February 10, 2010

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the Partnerships’ current Registration Statement on Form S-1, as amended, filed with the SEC, which includes the Prospectus and the forms of Partnership Agreement and Drilling and Operating Agreement that are included as exhibits to the Prospectus;

•	other records, certificates, agreements, instruments and documents of the Managing General Partner and the Partnerships as we deemed relevant and necessary to review as a basis for our opinions; and

•
current provisions of the Code, existing, temporary and proposed Treasury Regulations, the legislative history of the Code, existing IRS administrative rulings and practices, and judicial decisions.  Future changes in existing federal tax laws, which may take effect retroactively, may cause the actual tax consequences of an investment in a Partnership to vary substantially from those set forth in this tax opinion letter and “Federal Income Tax Consequences” in the Prospectus, and could render our opinions inapplicable.  (See “Risk Factors – Federal Income Tax Risks – Changes in the Law May Reduce Your Tax Benefits From an Investment in a Partnership” in the Prospectus.)

Our Opinions Are Based In Part On Assumptions We Have Made.  For purposes of our opinions, we have made the assumptions set forth below.

•
Any funds borrowed by a Participant and used to purchase Units in a Partnership will not be borrowed from any other Participant in that Partnership or from a “related person,” as that term is defined in §465 of the Code, to any other Participant in that Partnership.

•	If a Participant uses borrowed funds to purchase Units in a Partnership, the Participant will be severally, primarily, and personally liable for the borrowed amount.

•	No Participant will protect himself through nonrecourse financing, guarantees, stop loss agreements or other similar arrangements from losing the money he paid to a Partnership to purchase his Units.

•
The Partnership Agreement allocates each Partnership’s income, gains, losses, deductions, and credits, or items thereof, including the basis and any amount realized with respect to natural gas and oil properties, between the Managing General Partner and the Participants, and among the Participants as a group.  Some of those tax items are allocated in different ratios than other tax items (i.e. special allocations).  In order for those special allocations to be accepted by the IRS, the allocations must have substantial economic effect.  Economic effect means that if there is an economic benefit or burden that corresponds to an allocation, the Participant to whom the allocation is made must receive the corresponding economic benefit or bear the corresponding economic burden.  The economic effect of an allocation is substantial if there is a reasonable possibility that the allocation will affect substantially the dollar amounts to be received by the Participants from the Partnership in which they invest, independent of tax consequences and taking into account the Participants’ tax attributes that are unrelated to the Partnership in which they invest.  We and the Managing General Partner do not know the particular tax circumstances of any potential Participant in a Partnership that are unrelated to the Partnership in which he invests.  Therefore, for purposes of giving our opinion concerning the allocation provisions in the Partnership Agreement, we have assumed that taking into account the Participants’ tax attributes that are unrelated to the Partnership will not cause the economic effect (as defined above) of the allocation provisions in the Partnership Agreement to not be substantial (as defined above).  See our opinion (11) in the “– Opinions” section of this tax opinion letter.

Kunzman & Bollinger, Inc.

Atlas Resources, LLC
February 10, 2010

We Have Relied On Representations of the Managing General Partner for Purposes of Our Opinions.  Many of the federal tax consequences of an investment in a Partnership depend in part on determinations that are inherently factual in nature.  Thus, in rendering our opinions we have inquired as to all relevant facts and have obtained specific representations from the Managing General Partner relating to the Partnerships and their proposed activities, which are set forth below and are in addition to statements made by the Partnerships and the Managing General Partner in the Prospectus concerning the Partnerships and their proposed activities, including forward-looking statements.  (See “Forward Looking Statements and Associated Risks” in the Prospectus.)

Based on the foregoing, we are satisfied that our opinions take into account all relevant facts, and that the material facts (including our factual assumptions as described above in “– Our Opinions Are Based In Part On Assumptions We Have Made,” and the Managing General Partner’s representations, including those set forth below) are accurately and completely described in this tax opinion letter and, where appropriate, in the Prospectus.  Any material inaccuracy in the Managing General Partner’s representations or the Prospectus may render our opinions inapplicable.  In relying on the Managing General Partner’s representations set forth below and its statements in the Prospectus, we have taken into account the Managing General Partner’s experience in natural gas and oil exploration, development and operations, including organizing and managing natural gas and oil drilling limited partnerships, and its knowledge of natural gas and oil industry practices as evidenced by “Prior Activities,” “Management” and “Appendix A” in the Prospectus.  The representations we obtained from the Managing General Partner for the purpose of giving our opinions, as discussed above, are set forth below.

•	A “typical Participant” in each Partnership will be a natural person who purchases Units in this offering and is a U.S. citizen.

•
The Partnership Agreement will be duly executed by the Managing General Partner and the Participants in each Partnership and recorded in all places required under the Delaware Revised Uniform Limited Partnership Act and any other applicable limited partnership act.  Also, each Partnership will operate its business as described in the Prospectus and in accordance with the terms of the Partnership Agreement, the Drilling and Operating Agreement, the Delaware Revised Uniform Limited Partnership Act, and any other applicable limited partnership act.

•	Each Partnership’s Drilling and Operating Agreement will be duly executed and will govern the drilling and, if warranted, the completion and operation of the Partnership’s wells.

•	No Partnership will elect to be taxed as a corporation, nor elect out of the partnership provisions under Subchapter K of Chapter 1 of Subtitle A of the Code.

•	Each Partnership will own only Working Interests in all of its Prospects.

•	No Partnership’s Units will be traded on an established securities market.

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The Investor General Partner Units in each Partnership will be converted by the Managing General Partner to Limited Partner Units after all of the wells in that Partnership have been drilled and completed.

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Each Partnership ultimately will own legal title to its Working Interest in all of its Prospects, although initially title to the Prospects will be held in the name of the Managing General Partner, its Affiliates or other third-parties as nominee for that Partnership, in order to facilitate the acquisition of the Leases.

Kunzman & Bollinger, Inc.

Atlas Resources, LLC
February 10, 2010

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The Managing General Partner anticipates that third-parties, as co-owners of the Working Interest in the wells, will participate with each Partnership in drilling some of that Partnership’s wells, and those third-parties will not be required to prepay any of their share of the costs of drilling those wells.

•	Each Partnership will elect under §263(c) of the Code and Treas. Reg. §1.612-4(a) to expense, rather than capitalize, all of the Intangible Drilling Costs of all of its wells.

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Based on information the Managing General Partner has concerning drilling rates of third-party drilling companies in the areas where the Partnerships’ wells will be drilled, the estimated costs of non-affiliated persons to drill and equip wells in the Appalachian Basin as reported for 2006 by the Independent Petroleum Association of America, and information it has concerning increases in drilling costs in the area since 2006, the amounts that will be paid by each Partnership to the Managing General Partner or its Affiliates under the Drilling and Operating Agreement to drill and complete that Partnership’s wells as described in “Compensation – Drilling Contracts” in the Prospectus are reasonable and competitive amounts that ordinarily would be paid for similar services in similar transactions between persons having no affiliation and dealing with each other at “arms length” in the proposed areas of the Partnerships’ operations.

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Based on the Managing General Partner’s experience and its knowledge of industry practices in the Appalachian Basin, its estimated weighted average allocation between Intangible Drilling Costs and Tangible Costs of the drilling and completion price to be paid by the Partnerships to the Managing General Partner or its Affiliates as a third-party general drilling contractor to drill and complete each Partnership’s wells as set forth in “Compensation – Drilling Contracts” in the Prospectus is reasonable.

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The Managing General Partner anticipates that each Partnership’s entire subscription proceeds will be expended in the year in which its Participants invest in the Partnership, and the deduction for Intangible Drilling Costs of the Partnership will be reflected on its Participants’ individual federal income tax returns for the year in which they invest in the Partnership, subject to each Participant’s right to elect to capitalize and amortize over a 60-month period a portion or all of the Participant’s share of the Partnership’s deduction for Intangible Drilling Costs.

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Each Partnership may have its final closing as late in the year as December 31 of the year in which its Participants invest in the Partnership.  Thus, depending primarily on when its subscription proceeds are received, each Partnership may prepay in the year in which its Participants invest in the Partnership, most, if not all, of its Intangible Drilling Costs for wells the drilling of which will not begin until the next year.

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Each Partnership will attempt to comply with the guidelines set forth in Keller v. Commissioner with respect to Intangible Drilling Costs prepaid by the Partnership in the year in which the Partnership’s Participants invest in the Partnership for any of its wells the drilling of which will not begin until the next year.

•	Each Partnership will have a calendar year taxable year and will use the accrual method of accounting for federal income tax purposes.

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The Managing General Partner anticipates that some of each Partnership’s natural gas and oil production from its productive wells, other than any production from wells drilled in the Marcellus Shale primary area, will be “marginal production,” as that term is defined in §613A(c)(6)(E) of the Code.

Kunzman & Bollinger, Inc.

Atlas Resources, LLC
February 10, 2010

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To the extent a Partnership has cash available for distribution, it is the Managing General Partner’s policy that the Partnership’s cash distributions in any year to its Participants will not be less than the Managing General Partner’s estimate of its Participants’ income tax liability with respect to the Partnership’s income.

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The Managing General Partner anticipates that the amount of its amortization deductions for organization expenses related to the creation of a Partnership will not be material as compared to the total amount of the Partnership’s subscription proceeds.

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The principal purpose of each Partnership is to locate, produce and market natural gas and oil on a profitable basis to its Participants, apart from tax benefits, as discussed in the Prospectus.  (See, in particular, “Prior Activities,” “Management,” “Proposed Activities,” and “Appendix A” in the Prospectus.)

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The Managing General Partner will not consent to any transfers of Units in a Partnership that would cause the Partnership to be considered terminated under §708(b) of the Code (relating to the transfer of 50% or more of a partnership’s capital or profits interests in any 12-month period).

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Based on its past experience, the Managing General Partner anticipates that there will be more than 100 Partners in each Partnership.  The Managing General Partner, however, does not anticipate that the Partnerships will elect to be governed under simplified tax reporting and audit rules as an “electing large partnership,” although they reserve the right to do so, because most limitations affecting the calculation of the taxable income and tax credits of an electing large partnership are applied at the partnership level and not at the partner level.

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Due to the complexities and added expense of the tax accounting required to implement a §754 election to adjust the basis of a Partnership’s property when Units are sold, taking into account the limitations on the sale of each Partnership’s Units, the Managing General Partner does not anticipate that the Partnerships will make the §754 election, although they reserve the right to do so.

•	The Managing General Partner and its Affiliates will not make or arrange financing for potential Participants to use to purchase Units in a Partnership.

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The Managing General Partner will notify the Participants of any IRS audits or other tax proceedings involving the Partnership in which they invest, and will provide the Participants any other information regarding the proceedings as may be required by the Partnership Agreement or law.

•	Each Partnership will provide its Participants with the tax information applicable to their investment in the Partnership necessary to prepare their tax returns.

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Based primarily on the Managing General Partner’s past experience (as shown in “Prior Activities” in the Prospectus), including Atlas America’s 97% completion rate for wells drilled by its previous development drilling partnerships in the Appalachian Basin  (see “– Management,” in the Prospectus), the Managing General Partner anticipates that:

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each Partnership’s abandonment losses incurred by the Partnership for wells drilled that are nonproductive (i.e. a “dry hole”), if any, and productive wells that have been operated until their commercial natural gas and oil reserves have been depleted will be less than $2 million, in the aggregate, in any taxable year of the Partnership, and less than $4 million, in the aggregate, during the Partnership’s first six taxable years;

Kunzman & Bollinger, Inc.

Atlas Resources, LLC
February 10, 2010

•	when a well is plugged and abandoned by a Partnership, the salvage value of the well’s equipment usually will cover a substantial amount of the costs of abandoning and reclaiming the well site;

•	each Partnership will drill relatively few non-productive wells (i.e., “dry holes”), if any;

•	each productive well drilled by a Partnership will have a different productive life and the Partnership’s wells will not all be depleted and abandoned in the same taxable year; and

•	each productive well drilled by a Partnership will produce natural gas or oil for more than six years.

•	The Managing General Partner will attempt to eliminate or reduce any gain to a Partnership from a Farmout, if any.

Scope of Our Review.  We have considered the provisions of 31 CFR, Part 10, §10.35 (Treasury Department Circular No. 230) on tax law opinions.  We believe that this tax opinion letter and, where appropriate, the Prospectus, fully and fairly address all material federal tax issues and any significant federal tax issues associated with an investment in a Partnership by a typical Participant.  As set forth in Circular 230, and for purposes of this tax opinion letter:

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a federal tax issue is a question concerning the federal tax treatment of an item of income, gain, loss, deduction, or credit; the existence or absence of a taxable transfer of property; or the value of property for federal tax purposes; and

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a federal tax issue is significant if the IRS has a reasonable basis for a successful challenge and the resolution of the tax issue could have a significant impact, whether beneficial or adverse and under any reasonably foreseeable circumstance, on the overall federal tax treatment of a Partnership or a Participant’s investment in a Partnership.

We consider a federal tax issue to be material if its resolution:

•	could shelter from federal income taxes a significant portion of a Participant’s income from sources other than the Partnership in which he invests in any taxable year by providing him with:

•	deductions in excess of his share of his Partnership’s income; or

•	marginal well production credits in excess of his tentative regular federal income tax liability attributable to his interest in the Partnership in which he invests; or

•	could reasonably affect the potential applicability of federal tax penalties against the Participants in a Partnership.

Also, in ascertaining that all material federal tax issues and any significant federal tax issues have been considered, evaluating the merits of those issues and evaluating whether the federal tax treatment set forth in our opinions is the proper tax treatment, we have not taken into account the possibility that a tax return will not be audited, that an issue will not be raised on audit, or that an issue will be settled.

Kunzman & Bollinger, Inc.

Atlas Resources, LLC
February 10, 2010

Opinions.  Although our opinions express what we believe a court would probably conclude if presented with the applicable federal tax issues, our opinions are only predictions, and are not guarantees, of the outcome of the particular federal tax issues being addressed.  The IRS could challenge our opinions, and the challenge could be sustained in the courts and cause adverse tax consequences to the Participants in each Partnership.  Taxpayers bear the burden of proof to support claimed deductions and credits, and our opinions are not binding on the IRS or the courts.

Our opinions with respect to the proper federal tax treatment of each federal tax issue arising from an investment in a Partnership by a typical Participant (who is sometimes referred to as a Limited Partner or an Investor General Partner in our opinions) are set forth below and we express no other opinions.

(1)	Partnership Classification. Each Partnership will be classified as a partnership for federal income tax purposes, and not as a corporation.

(2)	Limitations on Passive Activity Losses and Credits. The passive activity limitations on losses and credits under §469 of the Code:

•	will apply to the initial Limited Partners in a Partnership; and

•	will not apply to the Investor General Partners in a Partnership until after their Investor General Partner Units are converted to Limited Partner Units.

(3)	Not a Publicly Traded Partnership. The Partnerships will not be treated as publicly traded partnerships under the Code.

(4)
Business Expenses.  Business expenses, including payments for personal services actually rendered in the taxable year in which accrued by a Partnership, which are reasonable, ordinary and necessary and do not include amounts for items such as Lease acquisition costs, Tangible Costs, Organization and Offering Costs and other items that are required to be capitalized under the Code, are currently deductible.

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Potential Limitations on Deductions.  A Participant’s ability in any taxable year to use his share of these deductions of the Partnership in which he invests on his individual federal income tax returns may be reduced, eliminated or deferred by the following:

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the Participant’s personal tax situation, such as the amount of his regular taxable income, alternative minimum taxable income, losses, itemized deductions, personal exemptions, etc., which are not related to his investment in a Partnership;

•	the amount of the Participant’s adjusted basis in his Units at the end of the Partnership’s taxable year;

•	the amount the Participant is “at risk” in the Partnership at the end of the Partnership’s taxable year; and

Kunzman & Bollinger, Inc.

Atlas Resources, LLC
February 10, 2010

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the passive activity limitations on Partnership losses and credits in the case of Limited Partners (including Investor General Partners after their Investor General Partner Units are converted to Limited Partner Units) who are subject to §469 of the Code.

(See “Risk Factors – Federal Income Tax Risks – Changes in the Law May Reduce Your Tax Benefits From an Investment in a Partnership” in the Prospectus.)

(5)
Intangible Drilling Costs.  Although each Partnership will elect to deduct currently all of its Intangible Drilling Costs, each Participant in a Partnership may still elect to capitalize and deduct all or part of his share of the Partnership’s Intangible Drilling Costs ratably over a 60-month period.  Subject to the foregoing, Intangible Drilling Costs paid by a Partnership under the terms of bona fide drilling contracts for the Partnership’s wells will be deductible by Participants in that Partnership who elect to currently deduct their share of their Partnership’s Intangible Drilling Costs in the taxable year in which the payments are made and the drilling services are rendered.

A Participant’s ability in any taxable year to use his share of these Partnership deductions on his personal federal income tax returns may be reduced, eliminated or deferred by the “Potential Limitations on Deductions” set forth in opinion (4) above.

(6)
Prepaid Intangible Drilling Costs.  Subject to each Participant’s election to capitalize and amortize a portion or all of his share of his Partnership’s Intangible Drilling Costs as set forth in opinion (5) above, any prepayments of Intangible Drilling Costs by a Partnership in the year in which the Participant invests in the Partnership for wells the drilling of which begins within the first 90 days of the next year will be deductible by the Participant in the year in which he invests.

A Participant’s ability in any taxable year to use his share of these Partnership deductions on his personal federal income tax returns may be reduced, eliminated or deferred by the “Potential Limitations on Deductions” set forth in opinion (4) above.

(7)
Depletion Allowance.  The greater of the cost depletion allowance or the percentage depletion allowance will be available to qualified Participants as a current deduction against their share of their Partnership’s gross income from the sale of natural gas and oil production in each taxable year.

A Participant’s ability in any taxable year to use his share of these Partnership deductions on his personal federal income tax returns may be reduced, eliminated or deferred by the “Potential Limitations on Deductions” set forth in opinion (4) above.

(8)
MACRS.  Each Partnership’s reasonable Tangible Costs for equipment placed in its productive wells that cannot be deducted immediately will be eligible for cost recovery deductions under the Modified Accelerated Cost Recovery System (“MACRS”) over a seven year “cost recovery period” on a well-by-well basis, beginning in the taxable year each well is drilled, completed and made capable of production, i.e. placed in service.

A Participant’s ability in any taxable year to use his share of these Partnership deductions on his personal federal income tax returns may be reduced, eliminated or deferred by the “Potential Limitations on Deductions” set forth in opinion (4), above.

(9)	Tax Basis of Units. Each Participant’s initial adjusted tax basis in his Units will be the amount of money that he paid for his Units.

Kunzman & Bollinger, Inc.

Atlas Resources, LLC
February 10, 2010

(10)	At Risk Limitation on Losses. Each Participant’s initial “at risk” amount in the Partnership in which he invests will be the amount of money that he paid for his Units.

(11)
Allocations.  The allocations in the Partnership Agreement of income, gain, loss, deduction, credit, and distributions, or items thereof, for each Partnership, including the allocations of basis and amount realized with respect to a Partnership’s natural gas and oil properties, will govern each Participant’s allocable share of those items to the extent the allocations do not cause or increase a deficit balance in his Capital Account in the Partnership in which he invests.

(12)	Subscription. No gain or loss will be recognized by the Participants on payment of their subscriptions to the Partnership in which they invest.

(13)
Profit Motive, IRS Anti-Abuse Rule and Potentially Relevant Judicial Doctrines.  The Partnerships will possess the requisite profit motive under §183 of the Code.  Also, the IRS anti-abuse rule in Treas. Reg. §1.701-2 and potentially relevant judicial doctrines will not have a material adverse effect on the tax consequences of an investment in a Partnership by a Participant as described in our opinions.

(14)	Reportable Transactions. The Partnerships are not, and should not be in the future, reportable transactions under §6707A(c) of the Code.

(15)
Overall Conclusion.  Our overall conclusion is that the federal tax treatment of a typical Participant’s investment in a Partnership as set forth in our opinions above is the proper federal tax treatment and will be upheld on the merits if challenged by the IRS and litigated.  Our evaluation of the federal income tax laws and the expected activities of the Partnerships as represented to us by the Managing General Partner in this tax opinion letter and as described in the Prospectus causes us to believe that the deduction by a typical Participant of all, or substantially all, of his allocable share of his Partnership’s Intangible Drilling Costs in the year he invests (even if the drilling of most or all of his Partnership’s wells begins within the first 90 days of the next year), is the principal tax benefit offered by each Partnership to its respective Participants and also is the proper federal tax treatment, subject to each Participant’s option to elect to capitalize and amortize a portion or all of his share of his Partnership’s deduction for Intangible Drilling Costs.

A Participant’s ability in any taxable year to use his share of these Partnership deductions on his personal federal income tax returns may be reduced, eliminated or deferred by the “Potential Limitations on Deductions” set forth in opinion (4), above.

The discussion in the Prospectus under the caption “FEDERAL INCOME TAX CONSEQUENCES,” insofar as it contains statements of federal income tax law, is correct in all material respects.

We strongly urge each prospective Participant to read the “Risk Factors – Federal Income Tax Risks” and “Federal Income Tax Consequences” sections of the Prospectus, together with this tax opinion letter.

We consent to the use of this tax opinion letter as an exhibit to the Registration Statement, and all amendments to the Registration Statement, including post-effective amendments, and to all references to this firm in the Prospectus.

Yours very truly,

/s/ Kunzman & Bollinger, Inc.

KUNZMAN & BOLLINGER, INC.